Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 — Bloco A

Vila Olímpia, São Paulo, SP 04543-011

Federative Republic of Brazil

March 29, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Banco Santander (Brasil) S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 27, 2013. This disclosure can be found on pages 108-109 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Banco Santander (Brasil) S.A.

By:	/s/ Marcial Angel Portela Alvarez
	Name:	Marcial Angel Portela Alvarez
	Title:	Chief Executive Officer